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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):      [ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and 10-QSB [ ] Form N-SAR

                  For Period Ended:
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                         PART I - REGISTRANT INFORMATION

GeneLink, Inc.
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Full Name of Registrant

Newport Financial Center, 113 Povonia Avenue, #313
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Address of Principal Executive Office (Street and Number)

Jersey City, NJ 07310
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City, State and Zip Code

                        PART II -RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
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          Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Current management assumed their duties on October 14, 2005 and is reviewing the previously issued financial statements as of June 30, 2005 and the preceding, quarterly and annual reports, including the balance sheets, statements of operations, shareholders' equity and cash flows for those respective periods, (the "Financial Statements"). Until management has completed its review, management will not be able to certify as to the financial statements for the period ended September 30, 2005 and accordingly, we will not be in a position to file the Quarterly Report on Form 10-QSB for the period ended September 30, 2005.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Monte E. Taylor, Jr.              800                      558-4363
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           (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: [ ] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is not possible to state at this time whether there will be any significant change in the result of operations for the three months and nine months ended September 2004 as compared to the three and nine months ended September 30, 2005. As discussed above, until management completes its review of the Financial Statements, we will not be able to finalize our financial results for the three months and nine months ended September 30, 2005. Accordingly, we are unable to determine whether there will be any significant change in our results of operations for the three and nine months ended September 30, 2004 or to provide a reasonable estimate of our results of operations for such period.

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                                                 GENELINK, INC.
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                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005                  By: /s/ Monte E. Taylor, Jr.
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                                             Monte E. Taylor, Jr.
                                             Acting Chief Executive Officer and
                                             Acting Chief Financial Officer